Exhibit 1.A.(5)(g)

Monarch Life Insurance Company Springfield, Massachusetts

Guarantee of Insurability Rider

This rider gives the owner the right to pay the planned periodic premiums shown in Policy Schedule 1 without our requiring a medical examination or other proof that you are still insurable. This rider also gives the owner the right to continue to pay planned periodic premiums in the event that one of the insureds dies, provided all such premiums have been paid as elected.

Requirement for Each Planned Periodic Premium Under This	• We must receive the planned periodic premium while you are alive and not more than 30 days before or 30 days after a date shown in Policy Schedule 1 on which planned periodic premiums may be paid.
Rider	• If the owner does not make a planned periodic premium within the period indicated, this rider will end.

Charge for This Rider	The charge, if any, for this rider is shown in Policy Schedule 3. This charge will be deducted from the investment base on the policy processing dates after the policy date while this rider is in effect.

When This Rider Ends	This rider will end on the earliest of the following:

• Upon written request from the owner;

• 30 days after the last date shown in Policy Schedule 1 on which a planned periodic premium may be paid;

• The failure to make a planned periodic premium payment within the period indicated above; or

• The date this policy ends.

This rider is part of the policy to which it’s attached.

/s/ Signature Appears Here	/s/ Signature Appears Here
Secretary	President

GIOFPLS87